UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1

                           SCHEDULE 14F-1 INFORMATION
                 Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and
                       Securities and Exchange Rule 14f-1


                               PROMAP CORPORATION
                      -----------------------------------
                (Name of Registrant as Specified in its Charter)


         Colorado                 000-54457                 20-8096131
-------------------------    -----------------       ---------------------
     (State or other          (Commission File           (I.R.S. Employer
       jurisdiction                Number)             Identification No.)
    of Incorporation)


                          7750 N. Union Blvd., Ste. 210
                           Colorado Springs, CO 80920
                      ------------------------------------
                    (Address of principal executive offices)


Company's telephone number, including area code: (719) 590-1414

                               PROMAP CORPORATION
                          7750 N. Union Blvd., Ste. 210
                           Colorado Springs, CO 80920
                                 (719) 590-1414

                                  INTRODUCTION

      On August 14, 2013 we acquired approximately 94% of the issued and outstanding shares of Advanced Cannabis Solutions, Inc., ("ACS"), in exchange for 12,100,000 shares of our common stock.

      In connection with the Acquisition:

     o    8,000,000 shares of our outstanding common stock was cancelled;

     o Robert Frichtel was appointed as a director and our Principal Executive and Financial Officer;

     o    Roberto Lopesino was appointed our Vice President; and

     o Steven Tedesco and Robert Carrington, Jr., resigned as our officers and directors.

      As a result of the acquisition, the former shareholders of ACS own approximately 88% of our common stock. We plan to acquire the remaining outstanding shares of ACS at a later date.

      Unless otherwise indicated, all references to us include the operations of ACS.

      ACS was incorporated in Colorado on June 5, 2013.

      As a result of the acquisition of ACS, our business plan has changed. We now plan to lease growing space and related facilities to licensed marijuana growers and dispensary owners for their operations. Additionally, we plan to provide a variety of services to the cannabis industry, including a medical marijuana research and new product development laboratory. We will not harvest, distribute or sell cannabis or any substances that violate United States law or the Controlled Substances Act, nor does we intend to do so in the future.

                                VOTING SECURITIES

      Our common stock is the only class of equity security that we have outstanding. Each share of our common stock entitles its holder to one vote at any meeting of our shareholders.

      The following table lists, as of August 14, 2013, the shareholdings of;
(i) each person who owns beneficially 5% or more of our common stock; (ii) each of our officers and directors; and (iii) all current officers and directors as a group. Unless otherwise indicated, each owner has sole voting and investment powers over their shares of common stock.


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


                                           Number of Shares
                                              Which Will Be       Percentage
    Name                                  Beneficially Owned       of Class
    ----                                  ------------------      -----------

    Robert L. Frichtel                       1,000,000                7.2%
    Roberto Lopesino                         1,150,000 (1)            8.3%
                                             ---------              ------
    All officers and directors
         as a group (2 persons)              2,150,000               15.5%
                                             =========               =====


(1) Shares are held of record by The List Consulting LLC, an entity controlled by Mr. Lopesino.

                                   MANAGEMENT

      Information concerning our new management follows.

 Name                  Age   Position
 ----                  ---   ----------

 Robert L. Frichtel    49    President, Chief Executive Officer and a Director
 Roberto Lopesino      35    Vice President

      The following is a brief summary of the background of each officer and director including their principal occupation during the five preceding years. None of these persons is a financial expert as that term is defined by the Securities and Exchange Commission. All directors will serve until their successors are elected and qualified or until they are removed.

      Robert L. Frichtel served as a managing partner of IBC Capital Group, a commercial real estate and finance company, since 2002. Between 1999 and 2001, Mr. Frichtel was the president and Chief Operating Officer of EOS Group, a division of Health Net, a NYSE listed healthcare company. Since 2001 Mr. Frichtel has consulted for numerous clients throughout the nation that are engaged in the medical marijuana business and has written articles for Bloomberg business regarding the cannabis industry. Mr. Frichtel received a Bachelor of Science degree in business administrative from Colorado State University in 1985.

      Roberto Lopesino, since March 2013, has operated a consulting business that studies and monitors the medical marijuana market in Colorado and consults to the industry on market pricing and trends. Since April 2011, Mr. Lopesino has operated a non-brokered commodities market for the commercial production of medical grade marijuana. Between August 2010 and March 2011, he was the owner and manager of North Boulder Wellness Center in Boulder, Colorado, a multi-site medical dispensary and producer of marijuana. Between November 2007 and March 2010, Mr. Lopesino operated and managed a company specializing in deep powder snowcat and heli skiing in the San Juan mountain range of Colorado. In February 2006, Mr. Lopesino founded, and until December 2007 operated a multilingual title company specializing in real estate document preparation and closings. Mr. Lopesino studied engineering at Purdue University and the University of Colorado in Boulder.


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

      Robert Fritchel and Robert Lopesino are not independent directors as that term is defined in Section 803 of the NYSE MKT Company Guide.

Audit, Nominating and Compensation Committees

      Our Board of Directors does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees. Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required. Our Board of Directors believes that the cost of associated with such committees, has not been justified under our current circumstances.

      Given our lack of operations to date, our Board of Directors believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of an audit committee. None of the current Board members is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication.

      Our Board of Directors does not currently have a policy for the qualification, identification, evaluation, or consideration of board candidates and does not think that such a policy is necessary at this time, because it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our operations are at a more advanced level. Currently the entire Board decides on nominees.

      Our Board of Directors does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. We do not have any restrictions on shareholder nominations under its articles of incorporation or bylaws. The only restrictions are those applicable generally under Nevada law and the federal proxy rules. The Board will consider suggestions from individual shareholders, subject to an evaluation of the person's merits. Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Code of Ethics

      Due to the limited scope of our current operations, we have not adopted a code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions.

Communication to the Board of Directors

     Holders of our common stock may send written communications to our entire board of directors, or to one or more board members, by addressing the communication to "the Board of Directors" or to one or more directors, specifying the director or directors by name, and sending the communication to


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

our offices in Rathdrum, Idaho. Communications addressed to the Board of Directors as whole will be delivered to each board member. Communications addressed to a specific director (or directors) will be delivered to the director (or directors) specified.

      Security holder communications not sent to the board of directors as a whole or to specified board members will be relayed to board members.

                             EXECUTIVE COMPENSATION

      During the two years ended December 31, 2012, we did not pay any compensation to our officers.

      We did not have employment agreements with our officers. We do not have any type of equity incentive plans, retirement plans or similar plans or arrangements for our current officers. We have not entered into any contracts or arrangements with our officers or directors that would provide them with forms of compensation resulting from their resignation, retirement, or any other termination of their employment with us or from a change-in-control of us or a change of their responsibilities following a change-in-control.

      None of our directors received any compensation for service as a director during our fiscal year ended December 31, 2012.

      Our Board of Directors does not have a "leadership structure" since each board member is free to introduce any resolution at any meeting of our directors and is entitled to one vote at any meeting.

      The following shows the amounts we expect to pay to our new officers during the twelve months ending July 31, 2014 and the amount of time these persons expect to devote to our business.

                                                           % of time
                                  Projected             to be devoted to
      Name                      Compensation           Company's business
      ------                    ------------           ------------------

      Robert L. Frichtel           $108,000                    100%
      Roberto Lopesino             $108,000                    100%